Form 51-102F3

Material Change Report

Item 1 Name and Address of Company

Balaton Power Inc.
16678 77th Avenue
Surrey, BC V3S 8G1

(the "Company")

Item 2 Date of Material Change

August 20, 2009

Item 3 News Release

The Company disseminated a news release on August 20, 2009.

Item 4 Summary of Material Changes

On August 20, 2009, the Company closed the first tranche of a non-brokered private placement and received gross proceeds of US$180,000 from the sale of 6,000,000 Units.

Item 5 Full Description of Material Change

5.1 Full Description of Material Change

On August 20, 2009, the Company closed the first tranche of a non-brokered private placement and received gross proceeds of US$180,000 from the sale of 6,000,000 Units.

Each Unit consisted of one common share of the Company and two share purchase warrants (an "A Warrant" and a "B Warrant", respectively). Each A warrant is exercisable to purchase one additional common share of the Company at an exercise price of US$0.05 until August 20, 2010 and each B Warrant is exercisable to purchase one additional common share of the Company at an exercise price of US$0.10 until August 20, 2011. No finder's fee was payable on the placement.

The securities issued pursuant to the placement are subject to a hold period expiring December 21, 2009.

5.2  Disclosure for Restructuring Transactions

Not applicable.

Item 6 Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not Applicable.

Item 7 Omitted Information

Not Applicable.

Item 8 Executive Officer

To obtain further information contact the President of the company, Michael Rosa, at 604-574-9551.

Item 9 Date of Report

August 24, 2009